[Letterhead of John l. Thomas, Esq.]

October 29, 2009
(Via EDGAR)

Edwin S. Kim, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F. Street NE
Washington, DC 20549

Re:	Innovative Designs, Inc Form 10-K for fiscal year ended October 31, 2008 Commissions file number 000-51791

Dear Sir:

I am writing on behalf of my client, Innovative Designs, Inc. (the “Company”).    In our telephone conversation of October 28, 2009, I informed you that I was in receipt of the staff’s letter of comment dated October 22, 2009, address to the Company.  I also informed you that after speaking with management and with the Company’s outside auditors a request for an extension of time to respond to the comments should be made to the staff; and that that was the purpose of my telephone call to staff.  I further informed you that October 31 is the Company’s year end and that the extension was being requested in light of the Company closing its books and records.  The Company has minimal personnel and the year end process takes a good deal of the Company’s very limited resources.  In addition, this is the Company’s busy season which further taxes the Company’s resources.

In our telephone conversation you indicated that an extension until November 20 was possible upon request.  And I hereby make such a request for the reasons stated above.

I can be contacted at 609.332.1791.

Thank you in advance for your consideration.

Sincerely,

John Thomas